                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                 FORM 10-SB/A

                                AMENDMENT NO. 1
                                      to
                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
                         UNDER SECTION 12(b) OR 12(g)

                          COMMISSION FILE NO. 0-28273

                                  EXO-WEB.COM
          (Name of small business issuer as specified in its charter)


                Nevada                                 87-0575120
     (State or other jurisdiction of                (I.R.S. Employer
      incorporation or organization)             Identification Number)


                  #820-355 Burrard Street, Vancouver, British
                            Columbia, Canada V6C2G8
  (Address, including postal code, of registrant principal executive offices)


                                (604) 488-0022
                    (Telephone number including area code)


     Securities to be registered under Section 12(b) of the Exchange Act: None

     Securities to be registered under Section 12(g) of the Exchange Act:
Common Stock

_________________________________________________________________________

                               EXO-WEB.COM, Inc.

                                  FORM 10-SB

                               TABLE OF CONTENTS



                                                                                Page
                                                                                ----
PART F/S

Index to Financial Statements....................................................  3

PART III

Item  1.       Index to Exhibits................................................. 17

                                   Part F/S

                         Index to Financial Statements

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Financial Statements
Years Ended December 31, 1998, 1997 and 1996 (Audited) and Nine Months Ended
  September 30, 1999 (Unaudited)
(U.S. Dollars)


      INDEX                                                                                       Page
      -----                                                                                       ----
      Report of Independent Chartered Accountants                                                  F-1

      Report of Independent Certified Public Accountant                                            F-2

      Financial Statements                                                                         F-2

      Balance Sheets                                                                               F-3

      Statements of Operations                                                                     F-4

      Statements of Changes in Stockholders' Equity                                                F-5

      Statements of Cash Flows                                                                     F-6

      Notes to Financial Statements                                                          F-7 - F-9

                   REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
 EXO-WEB.COM (Formerly Hartco, LTD.)


We have audited the accompanying balance sheet of EXO-WEB.COM Inc. (formerly Hartco, LTD.) (a development stage company) at December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of EXO-WEB.COM as at December 31, 1998 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has been in the development stage since its inception and has suffered recurring losses from operations, which raises substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Financial statements at December 31, 1997 and the statements of operations, stockholders' equity and cash flows for the two years ended December 31, 1997 were reported on by other independent certified public accountants who expressed an unqualified opinion thereon in their report dated April 21, 1998 and the concern referred to in the preceding paragraph.



"Pannell Kerr Forster"

Chartered Accountants

Vancouver, Canada
November 18, 1999

              Report of Independent Certified Public Accountants


Board of Directors
Hartco, LTD.
Salt Lake City, Utah

We have audited the accompanying balance sheets of Hartco, LTD. (a development stage company) at March 31, 1998, December 31, 1997 and December 31, 1996 and the statements of operations, stockholders' equity and cash flows for the three months ended March 31, 1998 and the years ended December 31, 1997, 1996 and 1995 and the period June 16, 1977 (date of inception) to March 3 1, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartco, LTD. at March 31, 1998, December 31, 1997, and December 31, 1996 and the results of operations and cash flows for the three months ended March 31, 1998 and the years ended December 31, 1997, 1996 and 1995 and the period June 16, 1977 (date of inception) to March 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note I to the financial statements, the Company has been in the development stage since it's inception and has suffered recurring losses from operations, which raises substantial doubt about it's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                     /s/ Andersen, Andersen & Strong, L.C.
                           Certified Public Accountants

Salt Lake City, Utah
April 21,1998

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Balance Sheets
December 31 and September 30
(U.S. Dollars)

===============================================================================================================================
                                                                            September 30                     December 31,
-------------------------------------------------------------------------------------------------------------------------------
                                                                        1999              1998            1998           1997
-------------------------------------------------------------------------------------------------------------------------------
                                                                               (Unaudited)
Current
  Cash                                                                   $       484      $       0     $       0    $   10,000
  Subscription receivable                                                      3,821              0             0             0
-------------------------------------------------------------------------------------------------------------------------------

                                                                               4,305              0             0        10,000
Proprietary Technology                                                       498,000              0             0             0
-------------------------------------------------------------------------------------------------------------------------------

Total Assets                                                             $   502,305      $       0     $       0    $   10,000
===============================================================================================================================

Liabilities

Current
  Accounts payable                                                       $    34,912       $      0     $       0    $        0
  Accrued liabilities                                                         75,000
  Loan payable                                                                 1,380
  Agreement payable March 31, 2000                                           496,620
-------------------------------------------------------------------------------------------------------------------------------

Total Liabilities                                                            607,912              0             0             0
-------------------------------------------------------------------------------------------------------------------------------

Stockholders' Equity (Deficit)
Common Stock, 100,000,000 shares authorized at $0.001 par value;              10,995            495           495           495
10,549,500 shares issued and outstanding September 30, 1999
(495,000 at December 31, 1998 and 1997 and September 30, 1998)

Additional Paid-In Capital                                                    98,505         98,505        98,505        98,505

Deficit Accumulated During the Development Stage                            (215,107)       (99,000)      (99,000)      (89,000)
-------------------------------------------------------------------------------------------------------------------------------

Total Stockholders' Equity (Deficit)                                        (105,607)             0             0        10,000
-------------------------------------------------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity                               $   502,305      $       0     $       0    $   10,000
===============================================================================================================================

See notes to financial statements

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Statements of Operations
Years Ended December 31, 1998, 1997 and 1996 and Nine Months Ended September 30,
  1999 and 1998
(U.S. Dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    June 16, 1977
                                                                                                                      (Date of
                                                                        Years Ended December 31,                    Inception) to
                                                                 1998             1997              1996          December 31, 1998
Expenses
  Professional fees                                             $ 10,000         $  10,000         $      0       $          99,000
------------------------------------------------------------------------------------------------------------------------------------
Net Loss                                                        $ 10,000         $  10,000         $      0       $          99,000
------------------------------------------------------------------------------------------------------------------------------------
Net Loss Per Common Share                                       $   0.02         $    0.02         $   0.00
------------------------------------------------------------------------------------------------------------------------------------
Weighted Average Number
  of Shares Outstanding                                          493,779           495,000          395,000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                    June 16, 1977
                                                                                                                       (Date of
                                                                            Nine Months Ended September 30,         Inception) to
                                                                                1999                  1998        September 30, 1999
                                                                                                 ---------------
                                                                                            (Unaudited)
Expenses
  Executive compensation                                                    $   75,000           $        0       $          75,000
  Professional fees                                                             33,054                    0                  38,054
  Office and general                                                             3,219                    0                  97,249
  Transfer agent fees                                                            1,789                    0                   1,789
  Publications                                                                   1,600                    0                   1,600
  Telephone                                                                      1,415                    0                   1,415

Net Loss                                                                       116,077                    0                 215,107

Net Loss Per Common Share                                                   $    (0.03)          $     0.00

Weight Average Number of
  Shares Outstanding                                                         4,523,585              495,000
------------------------------------------------------------------------------------------------------------------------------------

See notes to financial statements.

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Statements of Changes in Stockholders' Equity
Years Ended December 31, 1998, 1997 and 1996 and the Period June 16, 1977 (Date
  of Inception) to December 31, 1998
(U.S. Dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Additional                              Total
                                                        Common Stock                 Paid-In          Accumulated      Stockholders'
                                                   Shares           Amount            Capital            Deficit           Equity
Balance June 16, 1977 (date of inception)                  0           $     0      $          0          $        0    $         0
Issuance of common stock                             395,000               395            78,605                   0         79,000
Net loss for the period ended December 31,                 0                 0                 0             (29,000)       (29,000)
1987
Net loss for the year ended December 31,                   0                 0                 0             (50,000)       (50,000)
1988
------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1996                            395,000               395            78,605             (79,000)             0
Issuance of common stock for services at              50,000                50             9,950                   0         10,000
$0.20 - 1997
Issuance of common stock for cash at $0.20            50,000                50             9,950                   0         10,000
- 1997
Net loss for the year ended December 31,                   0                 0                 0             (10,000)       (10,000)
1997
------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1997                            495,000               495            98,505             (89,000)        10,000
Net loss for the year December 31, 1998                    0                 0                 0             (10,000)       (10,000)
------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1998                            495,000           $   495      $     98,505          $  (99,000)   $         0
------------------------------------------------------------------------------------------------------------------------------------

See notes to financial statements.

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Statements of Cash Flows
Years Ended December 31, 1998, 1997 and 1996 and the Period June 16, 1977 (Date
  of Inception) to December 31, 1998
(U.S. Dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                              September 30                     December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                         1999              1998            1998           1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   (Unaudited)
Operating Activities
  Net loss                                                                $(116,107)                $0     $(10,000)        $      0
  Adjustments for accounts payable and accrued
    liabilities to reconcile net loss to net
    cash used in operating activities                                       109,912                  0            0                0
  Capital stock issued for services                                               0                  0            0           10,000
------------------------------------------------------------------------------------------------------------------------------------

Net Cash Provided By (Used In) Operating Activities                          (6,195)                 0      (10,000)          10,000

Financing Activity
  Proceeds from issuance of common stock                                      6,679                  0            0           10,000
------------------------------------------------------------------------------------------------------------------------------------

Inflow of Cash                                                                  484                  0      (10,000)          20,000
Cash, Beginning of Period                                                         0                  0       10,000                0
------------------------------------------------------------------------------------------------------------------------------------

Cash, End of Period                                                       $     484                 $0     $      0         $ 20,000
------------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosure for Non-Cash
  Transactions
    Issuance of common stock for
      services                                                            $       0                 $0     $      0         $ 10,000
------------------------------------------------------------------------------------------------------------------------------------

See notes to financial statements

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Notes to Financial Statements
Year Ended December 31, 1998, 1997 and 1996 and the Period June 16, 1977 (Date of Inception) to December 31, 1998
(Information Pertaining to the Nine Months Ended September 30, 1999 and 1998 is Unaudited)
(U.S. Dollars)

--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS

     The Company was incorporated under the laws of the State of Nevada on June 16, 1977, under the name Hartco, LTD. On August 4, 1999 the Company changed its name to EXO-WEB.COM.

     The Company had been in the development stage since its inception and had been primarily engaged in the business of developing mineral properties. During 1988 the Company disposed of its remaining assets and liabilities and became inactive.

     On June 10, 1999 the Company purchased proprietary technology and is now in the business of information technology marketing and licensing for internet and intranet use.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Accounting methods

          The Company recognizes income and expenses based on the accrual method of accounting.

     (b)  Income taxes

          At December 31, 1998 the company has a net operating loss carry forward of approximately $100,000. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company does not yet have income. The loss carry forward will expire starting in the year 2003 through 2014.

     (c)  Management estimates and assumptions

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported income and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

     (d)  Earnings (loss) per share

          Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding.

     (e)  Revenue recognition

          Revenue will be generated from each customer through several sources, namely, licensing; royalties and maintenance; and customizing costs. The revenue recognition policy for each source is:

          (i) Revenue from licensing, royalties and maintenance will be recognized as earned over the term of each customer's agreement;

          (ii) Revenue from customizing costs will be recognized as earned through the provision of personnel expertise in the Company's technology.

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Notes to Financial Statements
Year Ended December 31, 1998, 1997 and 1996 and the Period June 16, 1977 (Date of Inception) to December 31, 1998
(Information Pertaining to the Nine Months Ended September 30, 1999 and 1998 is Unaudited)
(U.S. Dollars)

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (f)  Unaudited interim financial statements

          The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements.

          In the opinion of the Company's management, these unaudited financial statements reflect all adjustments necessary to present fairly the Company's financial position at September 30, 1999 and 1998 and the results of operations and the cash flows for the nine months then ended. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the entire fiscal year.

3.   RELATED PARTY TRANSACTIONS

     The officers and directors of the Company are involved in other business activities and may, in the future, become involved in additional business ventures requiring their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

4.   CAPITAL STOCK

     The Company originally had authorized common stock of 100,000 shares with a par value of $0.25 per share.

     On March 23, 1998, the authorized common capital stock was increased to 100,000,000 common shares with a par value of $0.001 per share.

     On March 23, 1998, the Company completed a forward stock split of one share of its outstanding common stock for five shares.

5.   GOING CONCERN

     The Company intends to license technology which, in the opinion of management, will provide earnings to the Company.

     Continuation of the Company as a going concern is dependent upon obtaining additional working capital. Management has developed a strategy which it believes will accomplish this objective.

6.   SUBSEQUENT EVENTS

     (a) On June 10, 1999 the Company acquired proprietary property from MAC Multimedia Accelerator Corp. for $722,000 CDN. The Company was also assigned the Development Agreement from MAC Multimedia Accelerator Corp. and Mindquake Software Inc.

     (b) On March 30, 1999 the Company received 445,000 of its then outstanding shares for cancellation.

     (c)  On March 31, 1999 the Company issued 6,500,000 shares for cash of
          $6,500.

     (d)  On June 20, 1999 the Company issued 4,000,000 shares for cash of
          $4,000.

EXO-WEB.COM
(Formerly Hartco, LTD.)
(A Development Stage Company)
Notes to Financial Statements
Year Ended December 31, 1998, 1997 and 1996 and the Period June 16, 1977 (Date of Inception) to December 31, 1998
(Information Pertaining to the Nine Months Ended September 30, 1999 and 1998 is Unaudited)
(U.S. Dollars)

--------------------------------------------------------------------------------

7.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                   PART III

                           Item 1. Index to Exhibits

Exhibit
Number    Name
2.1*      Articles of Incorporation, restated as amended on March 23, 1988 and
          August 4, 1999

2.2*      Bylaws

3.1*      Specimen Share Certificate for Common Stock

3.2*      Sample Pooling Agreement

6.1*      Asset Purchase Agreement between EXO-WEB.COM and MAC Multimedia
          Accelerator Corp. dated June 10, 1999

6.2*      First Amending Agreement to Asset Purchase Agreement, dated June 21,
          1999

6.3*      Second Amending Agreement to Asset Purchase Agreement, dated August 6,
          1999

6.4**     Software Development Agreement Between MAC Multimedia Accelerator
          Corp. and Mindquake Software, Inc.

6.5**     Supplemental Agreement Between MAC Multimedia Accelerator Corp. and
          Mindquake Software, Inc.

23.1      Consent of Auditor

27.1      Financial Data Schedule

27.2      Financial Data Schedule

27.3      Financial Data Schedule

----------

*         Previously filed.
**        To be filed by amendment.

                                  SIGNATURES

Pursuant to the requirements Section 12 of the Securities Exchange Act of 1934,the Registrant has duly caused this report or amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

EXO-WEB.COM

                                        By: /s/ Randall Currey
                                            ----------------------------------
                                        Randall Currey, President and Director

Dated: January 19, 2000

                               Index to Exhibits

Exhibit
Number    Name
2.1*      Articles of Incorporation, restated as amended on March 23, 1988 and
          August 4, 1999

2.2*      Bylaws

3.1*      Specimen Share Certificate for Common Stock

3.2*      Sample Pooling Agreement

6.1*      Asset Purchase Agreement between EXO-WEB.COM and MAC Multimedia
          Accelerator Corp. dated June 10, 1999

6.2*      First Amending Agreement to Asset Purchase Agreement, dated June 21,
          1999

6.3*      Second Amending Agreement to Asset Purchase Agreement, dated August 6,
          1999

6.4**     Software Development Agreement Between MAC Multimedia Accelerator
          Corp. and Mindquake Software, Inc.

6.5**     Supplemental Agreement Between MAC Multimedia Accelerator Corp. and
          Mindquake Software, Inc.

23.1      Consent of Auditor

27.1      Financial Data Schedule

27.2      Financial Data Schedule

27.3      Financial Data Schedule

----------

*         Previously filed.
**        To be filed by amendment.

                                      17